Gennari Aronson, LLP

300 First Avenue, Suite 102

Needham, MA 02494

April 21, 2017

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549-3030

Attention: Tom Kluck, Susan Gorman, Jorge Bonilla and Kristi Marrone

Re:	Boston Omaha Corporation
Registration	Statement on Form S-1
Filed	February 13, 2017
File No. 333-216040

Ladies and Gentlemen:

On behalf of Boston Omaha Corporation (“BOC” or the “Company”), we are submitting this letter in response to your comment letter dated March 13, 2017 with respect to BOC’s Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 1, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 1 as marked.

Prospectus Cover Page

1.	Please revise to provide the disclosure required by Item 501(b)(8) of Regulation S-K.

RESPONSE:	The disclosure required by Item 501(b)(8) of Regulation S-K is included in Amendment No. 1.

2.	We note your disclosure that you will be conducting a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

RESPONSE:	The Company is no longer contemplating a possible concurrent private offering of Class A common stock to the two funds, Boulderado and Magnolia, which are controlled by our Co- Chief Executive Officers and which currently own a majority of our equity securities, or to our two other directors. This structure was proposed by a potential underwriter other than Cowen & Company but no action was ever taken to commence this private offering, no documents outlining the terms of any concurrent private offering were ever prepared and no solicitations were ever made to any potential stockholders who might participate

Securities and Exchange Commission

April 21, 2017

in any such private offering. Rather, in this public offering, Boulderado and Magnolia have expressed an indication of interest to purchase approximately $45 million of a planned public offering of $75 million in our Class A common stock to be sold in the offering. The shares these two entities are anticipated to purchase in the public offering are included in the shares being registered in the public offering. All references to a concurrent private offering or any similar phrases have been removed from Amendment No. 1.

Risk Factors, page 9

We may be at risk to accurately report.... page 15

3.	We note that, in your Form 10-Q for the period ended September 30, 2016, you disclose weaknesses in your disclosure controls and procedures and internal controls over financial reporting. Please expand this risk factor to disclose this risk.

RESPONSE:	Additional language in this risk factor has been added to the beginning of the risk factor to disclose current weaknesses in disclosure control and risk assessment procedures. See Page 21 of Amendment No. 1.

Use of Proceeds, page 24

4.	We note your disclosure that the underwriter may exercise its option to purchase additional shares from the selling stockholders in full. Please revise the cover page and underwriters section to reflect this transaction.

RESPONSE:	This mistaken reference in the S-1 filing has been removed. There are no selling stockholders in the offering.

5.	We note that proceeds may be used to acquire other businesses. Please identify the other businesses if known. See Instruction 6 to Item 504 of Regulation S-K.

RESPONSE:	Language has been added to the Use of Proceeds section to indicate that the Company has no current agreements, commitments or understandings for any specific acquisition at this time. See Page 34 of Amendment of No. 1.

Expanding our insurance activities, page 24

6.	Please provide greater disclosure regarding the costs associated with the applications you are submitting to expand UC&S’s business.

RESPONSE:	Additional disclosure regarding the anticipated costs in applying and obtaining any applications to expand the UC&S business has been added in Amendment No. 1. See Page 34 of Amendment No. 1.

Securities and Exchange Commission

April 21, 2017

Capitalization, page 26

7.	We note that your Capitalization table on page 26 and Dilution table on page 27 present the pro forma effect of the 2017 Concurrent Offering. Please tell us how you determined that the 2017 Concurrent Offering is probable.

RESPONSE:	We have deleted all references to the 2017 Concurrent Offering or any other private placement in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 39

8.	Please tell us, and revise to disclose, the nature of the Leased employees expense.

RESPONSE:	The reference to “leased employees” has been removed from the financial statements and the MD&A discussion. Supplementally, we advise you that the Company currently uses a professional employment organization (“PEO”) which assumes certain aspects of employer responsibilities. Our employees are co-employed by both the Company and the PEO, thereby giving BOC access to the PEO’s built-in HR, compliance, benefit, payroll and tax infrastructure.

Business, page 47

9.	We note your disclosure on pages 2 and 4 that you have a minority interest in a real estate services company in Las Vegas and minority interests in other commercial and real estate ventures. Please provide more detailed disclosure regarding these operations, including the extent of your interests and involvement in the operations. We may have additional comments.

RESPONSE:	Additional disclosure regarding each of these minority investments and BOC’s equity interest in each entity has been included. See pages 57-58 of Amendment No. 1.

Billboard Advertising, page 50

10.	We note that you operate 491 billboard structures. Please disclose the number located on property that you own, property that you lease, and property for which you have a permanent easement. Additionally, please provide a breakdown of the number of billboards located in each state. Also disclose whether there is any concentration of industries in which you lease space to.

RESPONSE:	Additional disclosure regarding our billboard advertising as requested is now disclosed. See Page 58 of Amendment No. 1.

11.	Please disclose on a portfolio basis your occupancy rate expressed as a percentage.

RESPONSE:	We note that our competitors that are publicly traded (e.g., Clear Channel Outdoors and LAMAR) do not disclose their occupancy rates. As a result, BOC would respectfully request that it not be placed at a competitive disadvantage by disclosing its occupancy rates as competitors and their sales agents could seek to use such information to compete with us while not being required to disclose their occupancy rates.

Securities and Exchange Commission

April 21, 2017

12.	With respect to the parcels of land that you lease, please revise your disclosure to clarify your rights and obligations, including whether your lease agreements solely cover your ability to use the land to post signage and whether you lease the entire parcel of land such that you are responsible for maintaining the grounds of the outdoor sites. Please also disclose the costs associated with your leases.

RESPONSE:	As leases with landowners vary significantly, BOC’s rights and obligations also vary depending upon the lease arrangement. Additional language has been added in Amendment No.1. at page 60 disclosing the variable nature of these obligations.

13.	We note that your lease terms generally range from 1 to 20 years. Please tell us if a material portion of your leases are scheduled to expire in the future and how your lease expirations match up to your advertising contracts by display type.

RESPONSE:	Many of BOC’s leases contain options to extend the term of the lease so as to allow continuous operation for many years. Generally, BOC seeks to avoid leases which have a limited term of less than 10 years without an extension option. Advertising contracts are typically short term (e.g., one month to one year).

Insurance Operations, page 51

14.	Please provide more detailed disclosure regarding the “Fast Track Rate Advantage” surety bond program. For example, please clarify what is taken into account in determining whether an entity qualifies for this program. Please advise whether this program presents any additional risks.

RESPONSE:	Additional information requested regarding the Fast Track Rate Advantage program has now been added to Amendment No. 1 at page 61.

15.	Please disclose the steps you undertake in determining whether to issue a surety bond and advise whether you have experienced situations in which you were not able to recover against an insured entity.

RESPONSE:	Additional information regarding default rates and losses are included in Amendment No. 1 at page 60. Unlike other insurance such as property and casualty insurance, surety insurance losses are typically very limited due to the indemnity obligations of the insured (including the insured providing collateral as requested), the insurance company’s right to obtain on a priority basis any uncollected funds from any government construction project on which it has issued a bond and steps in for the insured, and reinsurance arrangements.

16.	We note that you are in the process of trying to expand UC&S’s business to all 50 states. Please advise whether it is currently in compliance with the requirements each state imposes in order be licensed in those states.

Securities and Exchange Commission

April 21, 2017

RESPONSE:	BOC believes it is in compliance with the requirements each state imposes in order to be licensed in those states and expects eventually to be licensed in each of the 50 states and the District of Columbia. An additional risk factor has been added at page 17 of Amendment No. 1 to address this potential risk.

Financial Statements

Boston Omaha Corporation

17.	Please revise to include updated financial statements. Refer to Rule 8-08(b) of Regulation S-X.

RESPONSE:	Updated financial statements in accordance with Rule 8-08(b) of Regulation S-X are included in Amendment No. 1.

Note 2. Summary of Significant Accounting Policies

Land Leases, page F-9 and Revenue Recognition, page F-10

18.	We note that you recognize land lease expense and revenue for advertising space rental ratably over the term of the contract. Please tell us if this method approximates the straight-line method, and if not, your basis for not recognizing such expense and revenue on a straight-line basis. Refer to ASC 840-20.

RESPONSE:	This method approximates the straight-line method.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-32

19.	We note your disclosure that when the bond is written, funds are disbursed from escrow for the payment of the bond and the commission earned on the bond. Please clarify to us, and revise your disclosure accordingly, the timing for recognizing revenues from insurance commissions.

RESPONSE:	There is a brief period of time, typically a matter of days, between when the bond payment is submitted by the contractor, which is a condition to issuing the bond, and when the bond is issued. This brief period of time is referred to as the escrow period. The commission is earned in full when the bond is issued and there is no clawback, refund or deferred payment provision for the commission. As a result, we believe the disclosure on page F-13 of Amendment No. 1 is correct and need not be modified.

Note 11. Industry Segments, page F-40

20.	We note your disclosure on page 39 that segment gross profit is a key metric that that you use to evaluate segment operating performance and to determine resource allocation between segments. Please tell us what consideration you gave to presenting this metric in your segment disclosure on page F-40. Refer to ASC 280-10-50-22, 27 and 28.

RESPONSE:	Gross profit is now an added disclosure in Note 14 to the BOC audited financial statements at page F-32 of Amendment No. 1.

Securities and Exchange Commission

April 21, 2017

United Casualty Surety Insurance Company

Note 2. Investments, page F-69

21.	Please tell us the reason for the significant difference between the amortized cost and the estimated fair value of the certificates of deposit, how you considered this decline in value in measuring these investments as of September 30, 2016, and how it was considered in preparing the purchase price allocation for purpose of the pro forma financial statements presented on page 34.

RESPONSE:	The difference in value was due to an error in Note 2 to the UC&S audited financial statements. In fact, there is no difference in value and the error has been corrected at Page F-51 and Pages F-60-61 of Amendment No. 1.

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Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph T. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson

Neil H. Aronson

cc:	Alex B. Rozek, Boston Omaha Corporation

Adam K. Peterson, Boston Omaha Corporation

Joshua P. Weisenburger, Boston Omaha Corporation

Joseph B. Ramadei, Gennari Aronson, LLP

Sarah Berel-Harrop, CPA, MaloneBailey LLP

Daniel Sargent, CPA, Stowe & Degon LLC

Christopher T. Jensen, Esq., Morgan, Lewis & Bockius LLP